

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2020

Edwin J. Rigaud
Chief Executive Officer
Legacy Acquisition Corp.
1308 Race Street, Suite 200
Cincinnati, Ohio 45202

> **Re: Legacy Acquisition Corp.**
> **Information Statement on Schedule 14C**
> **Filed October 5, 2020**
> **File No. 001-38296**

Dear Mr. Rigaud:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Information Statement on Schedule 14C filed October 5, 2020

Business Combination Consideration, page 4

1. Please tell us how you arrived at the Business Combination Consideration amount. Please include sufficient details and assumptions that went into determining the Business Combination Consideration, including any relevant industry and business stage information as well as any financial projections you may have relied upon. Revise to disclose the Aggregate Purchase Price, as of a current date, in order to give context to how this amount will be determined.

Risk Factors, page 19

2. We note your risk factor on page 37 regarding your risk of being delisted by the NYSE. Please revise to include the risk that the NYSE may commence delisting procedures if the Business Combination is not consummated by three years from the closing of the initial

public offering, or November 20, 2020, pursuant to Section 102.06(e) of the NYSE Listed Company Manual, as disclosed in your preliminary proxy statement on Schedule 14A filed on October 14, 2020.

Background of the Business Combination, page 66

3.   We note that between July 21, 2020 and September 14, 2020, you conducted an "extensive search" involving the evaluation of "65 possible target businesses (other than Onyx)." Please revise your disclosure to include the details surrounding your search, the basis on which you evaluated each potential target businesses, including why certain of the other potential target businesses were not pursued and what parties or advisors were involved in the process.

4.   We note that the terms of the Business Combination were the result of "extensive arms-length negotiations." Please revise your disclosure in this section to include a description of the negotiations relating to material terms of the transaction.

5.   Please revise your disclosure to include additional details regarding the full role of Canaccord Genuity Group and its representatives in negotiating this transaction, including a description of any reports, financial reports or projections, or other materials that Canaccord Genuity Group may have received or prepared in connection with the board's evaluation of Onyx and the Business Combination.

6.   Please provide a summary of the financial, business, and legal due diligence questions that arose during your diligence meetings.

7.   Please provide additional detail regarding the role of the Wells Fargo representatives in drafting the investor presentation.

8.   Please include any material points discussed between August 4, 2020 and September 14, 2020 relating to the contemplated transaction, including the deal structure, valuation, and relevant assumptions. Please provide material details related to the valuation, including, if applicable, the role of any advisors in preparing such valuation.

9.   Please describe any material points that were discussed between August 18 and September 18, 2020. To the extent applicable, please include how valuations, comparable companies, and advisors played a role in approving and signing the Business Combination Agreement.

Legacy Board of Directors' Reasons for the Business Combination, page 70

10.   Please revise to acknowledge, as you do on page 33, that your lack of experience investing in or managing companies in the technology industry may have limited your ability and available time to conduct due diligence, and the resulting Business Combination may be consummated pursuant to terms that you would have rejected upon a more comprehensive investigation.

11. None of the factors you discuss here appear to pertain to the consideration to be received by shareholders as part of the transaction. Explain how you determined the transaction to be fair to shareholders when it does not appear that the Board took into account the consideration to be received in exchange for Legacy shares.

Information About Onyx Enterprises Int'l, Corp., page 107

12. We note your statements that Onyx is "one of the world's most comprehensive and complex product portfolios" and "Onyx has since become a market leader and proven brand-builder, fueled by its commitment to delivering a revolutionary shopping experience; comprehensive, accurate and varied product offerings; and continued digital commerce innovation" and other similar statements throughout the information statement. Please provide support for these statements.

13. We note your disclosure that "Onyx believes its platform is scalable and ready to be applied to other complex, multi-dimensional fitment, product portfolio industries." Please provide examples of such other product portfolio industries.

14. We note your statement that "[t]he U.S. aftermarket automotive market is massive, fragmented, and ripe for disruption as overall consumer preferences are increasingly shifting to online transactions." Please provide support for this statement or characterize it as management's belief, in this section and in other areas throughout your information statement.

Trends Impacting Onyx's Business and Growth Strategy, page 117

15. You mention your growth intiative to reach new customers. If management tracks the number of current, repeat and new customers from year to year, please revise to disclose this information, if material.

Management's Discussion and Analysis
Results of Operations, page 118

16. With regard to your discussion and analysis of Onyx, please revise to provide discussion of cost of good sold, quantify the impacts of changes in price and volume on your revenues, and quantify factors to which changes are attributed.

Cash Flow From Operating Activities, page 122

17.   Your discussion of Onyx Enterprises Int'l, Corp.'s operating cash flows on page 122 focuses exclusively on how operating cash flows were derived in each period rather than a comparative analysis of the material change in components comprising operating activities between comparable periods. In this regard, an analysis should be on the reason(s) net cash of operating activities decreased between comparable periods. The analysis should address the significant drivers underlying the change and how they impact operating cash. Refer to section III.D of Release No. 33- 6835 and section IV.B.1 of Release No. 33-8350 for guidance.

Critical Accounting Estimates, page 123

18.   We note your disclosure that Onyx's critical accounting policies are summarized in Note 2 of the Notes to the Financial Statements for the years ended December 31, 2019 and 2018 and Note 2 of the Notes to the Unaudited Financial Statements for the six months ended June 30, 2020 and 2019. Critical accounting estimates supplements, but does not duplicate, the description of accounting policies in the notes to the financial statements and provides greater insight into the quality and variability of information regarding financial condition and operating performance. Please revise to include critical accounting estimated for Onyx Enterprises Int'l, Corp. Refer to the guidance in Release 33-8350.

Description of Securities, page 129

19.   We note that your forum selection provision identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any "derivative action." We also note that your forum selection provision provides that the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please also disclose whether this provision applies to actions arising under the Exchange Act. With respect to Securities Act claims, and if this provision applies to Exchange Act claims, please state that there is uncertainty as to whether a court would enforce such provision. With respect to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. Please also revise to disclose any risks or other impacts on investors.

Financial Statements
Legacy Acquisition Corp.
Statements of Cash Flows, page F-17

20.   Refer to Legacy Acquisition Corp.'s Statements of Cash Flows on pages F-5, F-17, and F-34. Explain to us how the withdrawal from trust account for redemption of Class A common stock resulted in a $7.1 million <u>inflow</u> from financing activities for fiscal year ended December 31, 2019 and a $242 million <u>outflow</u> from financing activities for the six months ended June 30, 2020. In addition, explain how the withdrawal from trust account for taxes and working capital resulted in a $1.9 million inflow from <u>financing activities</u> for the fiscal year ended December 31, 2018 and a $2.6 million inflow from <u>investing activities</u> for the fiscal year ended December 31, 2019. Please make any corrections as appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Penny J. Minna